Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2017

CHAIRMAN’S STATEMENT

The time-wrinkled journey of exploration for China Life was filled up with its perseverance, vigorous endeavor and fortitude in a down-to-earth spirit. In the first half of 2017, with the “innovation- driven development strategy” as its guideline, the Company maintained its strategic consistency and tactical flexibility, fostered its driving force in reform and innovation, continued its development in transformation and upgrade and built up its strength in risk management and internal control. The Company generally operated in a safe and prudent manner, with its businesses, value and financial results achieving a fast growth, its sales force expanding with quality improving, and its comprehensive strengths consistently reinforced with its gross written premiums still maintaining the leading position in the life insurance market, which laid a sound foundation for its sustainable development in the next year or even in long term.

Despite obstacles ahead, the Company maintained steady growth with remarkable achievements

In the first half of 2017, China Life adhered to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, and successfully pushed forward a variety of tasks, which led to new progress during its development.

Maintaining a fast growth in business development. On the basis of its satisfactory operating results of 2016, the Company stepped up its efforts and continued to reduce single premium business in the first half of 2017. As driven by the first-year regular business and renewal business, the Company achieved gross written premiums of RMB345,967 million, an increase of 18.3% year-on-year. In particular, premium income from the exclusive individual agent channel amounted to RMB227,375 million, an increase of 28.0% year-on-year. First-year regular premiums were RMB77,711 million, an increase of 10.8% year-on-year; and renewal premiums were RMB180,495 million, an increase of 39.0% year-on- year.

Commission File Number 001-31914

Constantly optimizing the business structure. In the first half of 2017, the Company constantly reduced the single premium business and accelerated the development of regular premium business. During the Reporting Period, the percentage of first-year regular premiums in first-year premiums of long-term business was 55.88%, an increase of 5.33 percentage points year-on-year; the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums was 47.67%, maintaining at a high level; the percentage of renewal premiums in gross written premiums was 52.17%, an increase of 7.78 percentage points year-on-year. The Company returned to the due role of insurance protection against risks and continued to push forward its product diversification strategy, which further enhanced the results of business structure adjustment and achieved rapid growth of protection-oriented business in particular.

Continuously improving in operating results. The Company constantly improved its business value by adhering to the value-oriented principle and adopting various measures simultaneously. The value of half year’s sales of the Company for the six months ended 30 June 2017 reached RMB36,895 million, an increase of 31.7% year-on-year. The Company seized the opportunity of interest rate hike and optimized its assets allocation, with its gross investment yield reaching 4.62% and its comprehensive investment yield reaching 4.58%, an increase of 0.24 percentage point and 3.05 percentage points year-on-year, respectively. Due to the combined impact of an increase in gross investment income, the optimization of business structure and the update on the discount rate assumption for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB12,242 million, an increase of 17.8% year-on-year.

Size expanding and quality improving of the sales force. The Company adhered to the strategy of expanding the size and improving the quality of its sales force. While maintaining the steady growth of its sales force, the Company attached great importance to the improvement of their quality, thus achieving good results. During the Reporting Period, the Company’s total sales force across all channels reached 1.937 million, an increase of 6.8% from the end of 2016. The average productive agents on a quarterly basis in the exclusive individual agent channel increased by 39.4% from the end of 2016; and the average active insurance planners on a monthly basis in the bancassurance channel increased by 26.5% year-on-year, which further enhanced the hard power of the sales force.

Achieving enhancement in the comprehensive strengths. As at the end of the Reporting Period, the total assets of the Company reached RMB2.88 trillion, an increase of 6.6% from the end of 2016, ranking No. 1 in the insurance industry; investment assets amounted to RMB2.60 trillion, an increase of 5.8% from the end of 2016. The Company has adequate solvency, with its core solvency ratio and comprehensive solvency ratio reaching 275.75% and 279.90% respectively, as at the end of the Reporting Period. The Company and China Guangfa Bank Co., Ltd. (“CGB”) jointly implemented the concerted action plan in great depth, as a result of which first-year regular premiums from insurance products sold by CGB business outlets increased by 133% year-on-year, and 287,000 co-branded cards of China Life and CGB were issued. The preliminary synergy effects from insurance-banking collaboration have emerged.

Commission File Number 001-31914

With a prospective roadmap, the Company consolidated its foundation through transformation and upgrade

Currently, a new round of technological reforms and industrial evolutions has brought profound changes to the human society, which accelerates the transformation and upgrade of the national economy, and stimulates further demands from customers for pension and health insurance services, etc. Regulatory departments are determined to strengthen the regulation, and urge the industry to return to its due role of protecting against risks. The life insurance industry has entered into a new stage that emphasizes more on service, technology, and risk control. Facing these new changes and development trends, China Life accelerated and pushed forward the transformation and upgrade in terms of breadth and depth in the first half of the year, thereby striving to consolidate its foundation and gain the first-mover advantages in a new round of market landscape adjustments.

Technology-oriented approach leading to evolution. In the first half of 2017, the Company focused on the establishment of “a new generation of integrated business processing system” (the “New Generation System”) to orient the Company transforming towards the “customer-oriented” business operation and management model. The Company strengthened the application of big data and conducted analysis on customer identity and customer characteristics, with a view to improving the intelligent level in sales and services. The Company also upgraded and promoted two mobile internet platforms, namely, “China Life E-Bao” and “China Life E-Store”, and launched over 100 application products. The digitalized insurance application service has been put into effect, and the multi-channel service layout achieved initial results, which helped to improve the customers’ experience.

Consolidating business fundamentals while pushing forward the sales model transformation. Facing the rapid growth of the size of its sales force, the Company strengthened the fundamental management of sales channels and pushed forward the transformation of sales management model. Through the establishment of a system for transformation and upgrade and fundamental management monitoring, the Company intensively implemented the strategic projects of exclusive individual agent channel in a practical manner. The Company also established an organizational structure for training that met the needs of transformation, increased the number of training lecturers, sped up the construction of training centers, and innovated state-of-art technology for training. By fully upgrading the system for cultivation of agent managers and new agents, the Company consolidated the foundation for the development of its teams, improved the effectiveness of sales management and strengthened the core competitiveness of the sales channels.

Improving services by focusing on the needs of customers. In the first half of 2017, the Company comprehensively pushed forward the diversification strategy of products and services to meet multifarious demands of customers. It developed over 40 new products and pushed forward the balanced offering of major products to further enrich its product line and satisfy the needs of its customers for risk protection. The Company also accelerated the establishment of a unified and customer-oriented sales platform and service platform, strengthened the management of customer complaints, actively held various customer service activities such as family days, education lectures and sports meetings, provided emergency assistance to all customers with long-term insurance contracts, and offered VIP services to the high-end customers. Through the further implementation of the “Integrated Pension and Inclusive Healthcare Service” strategic roadmap, the Company effectively expanded the scope of its principal business and achieved strategic synergy.

Commission File Number 001-31914

Joint management of assets and liabilities to strengthen allocations. The Company attached great importance to the management of assets and liabilities. While actively managing its liability costs, the Company consistently promoted the build-up of a top-down management system for assets allocation based on the characteristics of liabilities. Through its entrusted investment system with both internal and external asset managers, the Company pushed forward the implementation of assets allocation, and shaped an investment landscape that adopted market-responsive investment tactics, combined traditional asset allocation with alternative investments, and featured a diversified domestic and global asset allocation, so as to achieve a balance between long-term objectives and short-term objectives and secure stable and reasonable income returns.

Strictly preventing against risks for a sound and compliant development. The Company implemented the requirements of risk management under the China Risk Oriented Solvency System (C-ROSS) based on the regulatory standards of three jurisdictions on which it is listed, as a result of which a world-class and comprehensive risk management system was established. The Company implemented all the requirements of regulatory authorities with respect to risk control in a serious and consistent manner, and adhered to the mindset of “stringent governance, stringent management and stringent risk control”. The Company paid great attention to irregular practices in the industry. It implemented rectification measures on illegal acts such as misleading sales practices; actively conducted all works in relation to anti-money laundering by reference to the highest international and domestic standards for assessment of anti-money laundering risks; offered special trainings on risk prevention for 2.95 million practitioners; promoted the management matrix on sales risks as an innovative model for sales risk management; and established a risk pre-warning system for accurate prevention and control of risks by means of big data application for the purpose of enhancing its capability for risk management and control in all aspects.

Leveraging the golden opportunities, the Company will forge ahead to make a fresh start

Looking forward, the Chinese economy is expected to be stable and heading into a positive direction, and the life insurance industry will still be embraced up with a lot of golden opportunities. The fifth meeting of the National Financial Work Conference has illuminated the directions for the development of the Company. China Life, as the mainstay of the insurance market and a major institutional investor of the capital market, will strictly honor its mission of serving the real economy, firmly adhere to the perpetual theme of preventing and dissolving risks, and pay great attention to the key areas during the development of the insurance industry, so as to facilitate the insurance industry to serve as the stable long-term risk management engine, make contributions to the improvement of the national social security system, and better serve the economic and social development.

Commission File Number 001-31914

“Leveraging the golden market opportunities and its own competitiveness offers an advantage for a new start.” In the second half of the year, the Company will consolidate the stable fundamentals while making progress step by step so as to make the outstanding achievements. Firstly, the Company will forge ahead for rapid development. It will make more efforts in expanding the sales force while enhancing their quality to bolster their morale and improve their productivity, and push forward the implementation of the development strategy of various businesses in a practical manner. Secondly, the Company will maintain its focus on transformation. By returning to its due role of protecting against risks, the Company will continue to optimize its business structure and enrich its product line and actively develop the policy-sponsored insurance business. The Company will further improve its investment management system with the characteristics of China Life to serve the real economy and achieve reasonable and stable investment income. Thirdly, the Company will be more stringent to guard against risks. It will improve the mechanism on the internal control of risks and operate its businesses in strict compliance with laws so as to maintain the stable development of the Company and the industry. Fourthly, the Company will insist on promoting innovation. It will establish the “New Generation System” with full efforts, with its key structure, platform, functions and products being put online by the end of the year. It will speed up the research and development of artificial intelligence and its application, and build a high-tech China Life by taking advantage of the information technology to promote the business model transformation and the restructuring of organizational structure.

“Transformation brings about a new development while maintaining stable and sustainable business growth.” All employees of China Life will commit to their initial intention to return to the due role of protecting against risks in the insurance industry, bear in mind the responsibilities of “serving customers and rewarding shareholders”, and forge ahead with courage and persistent efforts, so as to achieve excellent results persistently.

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2017, facing the complicated external environment and fierce market competition, the Company adhered to the value-oriented principle, adopted multiple measures, sped up business development and promoted transformation and upgrade by adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risk”. During the first half of the year, the Company generally operated in a sound and prudent manner, with its business maintaining a rapid growth and its sales force expanding with better quality. During the Reporting Period, the Company’s gross written premiums were RMB345,967 million, an increase of 18.3% year-on-year. The Company’s market share1 was approximately 19.38%, maintaining the first place in the industry. With the investment yield growing steadily, and the business quality and operation results improving further, the Company achieved stable progress with better fundamentals.

[1]	Calculated according to the premium data of life insurance companies in the first half of 2017 released by the China Insurance Regulatory Commission (the “CIRC”).

Commission File Number 001-31914

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2017

(I)	Key Performance Indicators

	RMB million

	January to June 2017	January to June 2016

Gross written premiums	345,967	292,461
Premiums from new policies	165,472	162,637
Including: First-year regular premiums	77,711	70,107
First-year regular premiums with ten years or longer payment duration	37,042	33,988
Gross investment income	56,663	50,841
Net profit attributable to equity holders of the Company	12,242	10,395
Value of half year’s sales	36,895	28,021
Including: Exclusive individual agent channel	33,661	25,927
Bancassurance channel	2,966	1,900
Group insurance channel	268	194
Policy Persistency Rate (14 months) (%) Note	91.60	90.00
Policy Persistency Rate (26 months) (%) Note	85.80	87.00

	As at 30 June 2017	As at 31 December 2016

Embedded value	697,520	652,057
Number of in-force policies (hundred million)	2.51	2.46

Note:

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

Commission File Number 001-31914

Continuous optimization in premium structure. In the first half of 2017, out of the premiums from new policies, first-year regular premiums amounted to RMB77,711 million, an increase of 10.8% year-on-year, and single premiums were RMB61,350 million, a decrease of 10.6% year-on-year. First-year regular premiums with ten years or longer payment duration reached RMB37,042 million, an increase of 9.0% year-on-year. Renewal premiums amounted to RMB180,495 million, an increase of 39.0% year-on-year. The first-year regular business and renewal business became major driving forces, which further reinforced the sustainable development of the Company.

Great improvement in business value. The value of half year’s sales of the Company for the six months ended 30 June 2017 was RMB36,895 million, an increase of 31.7% year-on-year. As at 30 June 2017, the embedded value of the Company was RMB697,520 million, an increase of 7.0% from the end of 2016. During the Reporting Period, the number of in-force policies of the Company increased by 2.03% from the end of 2016. The Policy Persistency Rate (14 months and 26 months) reached 91.60% and 85.80%, respectively; and the Surrender Rate2 was 3.40%, an increase of 0.60 percentage point from the corresponding period of 2016.

Consistent enhancement in investment management. In the first half of 2017, interest income from investment portfolios achieved a stable growth, and the fair value gains/(losses) through profit or loss increased greatly. The Company’s gross investment income was RMB56,663 million, an increase of 11.5% year-on-year. Due to the combined impact of an increase in gross investment income, the optimization of business structure and the update on the discount rate assumption for reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB12,242 million, an increase of 17.8% year-on-year.

[2]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

Commission File Number 001-31914

(II)	Insurance Business

1.	Gross written premiums categorized by business

	RMB million

	January to June 2017	January to June 2016

Life Insurance Business	300,859	253,904
First-year business	134,314	135,443
Single	61,338	68,574
First-year regular	72,976	66,869
Renewal business	166,545	118,461
Health Insurance Business	37,324	30,782
First-year business	23,542	19,584
Single	18,869	16,366
First-year regular	4,673	3,218
Renewal business	13,782	11,198
Accident Insurance Business	7,784	7,775
First-year business	7,616	7,610
Single	7,554	7,590
First-year regular	62	20
Renewal business	168	165

Total	345,967	292,461

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB300,859 million, an increase of 18.5% year-on-year. In particular, first-year regular premiums were RMB72,976 million, an increase of 9.1% year- on-year, and the percentage of first-year regular premiums in first-year premiums was 54.33%. Single premiums were RMB61,338 million, a decrease of 10.6% year-on-year, and the percentage of single premiums in first-year premiums was 45.67%, a decrease of 4.96 percentage points year-on-year. Renewal premiums were RMB166,545 million, an increase of 40.6% year-on-year. The Company vigorously promoted the development of its health insurance business, with gross written premiums amounting to RMB37,324 million, an increase of 21.3% year-on-year. Gross written premiums from the accident insurance business amounted to RMB7,784 million, an increase of 0.1% year-on-year.

Commission File Number 001-31914

2.	Gross written premiums categorized by channel

	RMB million

	January to June 2017	January to June 2016

Exclusive Individual Agent Channel	227,375	177,704
First-year business of long-term insurance	63,271	57,401
Single	153	115
First-year regular	63,118	57,286
Renewal business	159,561	116,838
Short-term insurance business	4,543	3,465
Bancassurance Channel	92,877	89,922
First-year business of long-term insurance	73,055	77,672
Single	59,667	65,821
First-year regular	13,388	11,851
Renewal business	19,419	12,036
Short-term insurance business	403	214
Group Insurance Channel	14,689	13,851
First-year business of long-term insurance	2,080	3,129
Single	1,451	2,576
First-year regular	629	553
Renewal business	643	382
Short-term insurance business	11,966	10,340
Other Channels[1]	11,026	10,984
First-year business of long-term insurance	655	491
Single	79	74
First-year regular	576	417
Renewal business	872	568
Short-term insurance business	9,499	9,925

Total	345,967	292,461

Notes:

1.	Other channels mainly include supplementary major medical insurance business, tele-sales, etc.

2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Commission File Number 001-31914

Exclusive Individual Agent Channel. The exclusive individual agent channel maintained a rapid growth with its business structure maintaining stable and its sales force expanding with quality improving. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB227,375 million, an increase of 28.0% year-on-year. In particular, first-year regular premiums from the exclusive individual agent channel increased by 10.2% year-on-year, first-year regular premiums with ten years or longer payment duration increased by 8.0% year-on-year, and the percentages of first- year regular premiums with five years or longer payment duration and first-year regular premiums with ten years or longer payment duration in first-year regular premiums were 82.05% and 53.05%, respectively. Renewal premiums from the exclusive individual agent channel increased by 36.6% year-on-year, which demonstrated the results of business structure adjustment for the exclusive individual agent channel in the recent years. With adherence to the development strategy of improving the quality and expanding the size of its sales force, the Company increased the number of new recruits, and comprehensively upgraded the system for cultivation of new agents and agent managers. While maintaining the steady growth of its sales force, the Company put more efforts in the improvement of their quality. As at the end of the Reporting Period, the number of exclusive individual agents reached 1.578 million, a 5.6% increase from the end of 2016, and the average productive agents on a quarterly basis in the exclusive individual agent channel increased by 39.4% from the end of 2016, which showed a positive trend for the quality of its sales force.

Bancassurance Channel. The bancassurance channel adhered to the two-wheel driven strategy, under which business was conducted through the channels of postal offices and banks as well as the Company’s own sales channel. While further reducing the scale of single premium business, the Company strengthened the development of regular premium business to improve the value of the bancassurance channel. During the Reporting Period, single premiums from the bancassurance channel were RMB59,667 million, a decrease of 9.3% year-on-year. First-year regular premiums were RMB13,388 million, an increase of 13.0% year-on-year. First-year regular premiums with ten years or longer payment duration were RMB2,968 million, an increase of 17.9% year-on-year. The percentage of first-year regular premiums with five years or longer payment duration in first-year regular premiums was 52.38%. Renewal premiums were RMB19,419 million, an increase of 61.3% year-on- year. The bancassurance channel kept on expanding the electronic bank sales channels, such as online banking, self-service terminals and mobile banking, etc., to extend its service network, as a result of which the regular premium business operated through the channels of major banks and postal offices achieved a fast growth. As at the end of the Reporting Period, the number of sales representatives in the bancassurance channel reached 261,000, an increase of 11.6% from the end of 2016. The average active insurance planners on a monthly basis in the bancassurance channel increased by 26.5% year-on-year.

Commission File Number 001-31914

Group Insurance Channel. The group insurance channel continuously promoted the diversification of business development and effectively pushed forward the steady development of its various businesses. During the Reporting Period, gross written premiums from the group insurance channel amounted to RMB14,689 million, an increase of 6.1% year-on-year. Short-term insurance premiums from the group insurance channel amounted to RMB11,966 million, an increase of 15.7% year-on-year. As at the end of the Reporting Period, the number of direct sales representatives reached over 92,000, an increase of 8.1% from the end of 2016.

Other Business Channels. During the Reporting Period, gross written premiums from other channels were RMB11,026 million, an increase of 0.4% year-on-year. The Company actively and steadily developed its supplementary major medical insurance business and fundamental medical insurance business, maintaining its leading position in the market. The Company also actively participated in the pilot programs in relation to long-term care insurance, creating a good start for development in this aspect. In particular, the number of new projects for the supplementary major medical insurance business was 11, with the total number of projects accumulating to 261. The number of new projects for the fundamental medical insurance business was 19, and the number of new projects with successful bids for the long-term care insurance business was 3.

(III)	Asset Management

In the first half of 2017, the global economy continued to recover and the developed economies were inclined to tighten their monetary policies. The Chinese economy was moving in a positive direction while maintaining stability, with its key indicators performing better than the market expectation. In the context of preventing against risks and deleveraging in the financial industry, the Chinese economy maintained a prudent and moderate monetary policy. The rollout of new financial regulations posed a greater impact on the market expectation. Bond yield continued to increase significantly, A share market fluctuated within a certain range, and the structural differentiation became obvious. The Company seized the opportunity of interest rate hike and increased its allocation in bonds with long duration and non-standard debt-type products. The Company maintained its allocation in equity investment in the open market at a reasonable level and attached great importance to the value of H share allocation. The Company also actively caught up with good investment opportunities, such as infrastructure, supply-side reforms and convertible loans, etc., to broaden the sources of its incomes. As at the end of the Reporting Period, the Company’s investment assets reached

Commission File Number 001-31914

RMB2,595,480 million, an increase of 5.8% from the end of 2016. In the first half of 2017, the Company’s gross investment income reached RMB56,663 million, an increase of RMB5,822 million from the corresponding period of 2016 and an increase of 11.5% year-on-year; and the gross investment yield was 4.62%, an increase of 0.24 percentage point from the corresponding period of 2016. The net investment yield was 4.71%, remaining at the same level as the corresponding period of 2016. The gross investment yield including net share of profit of associates and joint ventures was 4.69%, an increase of 0.27 percentage point from the corresponding period of 2016. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income3 was 4.58%, an increase of 3.05 percentage points from the corresponding period of 2016.

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	RMB million

	As at 30 June 2017		As at 31 December 2016[1]
Investment category	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	2,028,640	78.16%	1,920,125	78.27%
Term deposits	473,886	18.26%	538,325	21.94%
Bonds	1,149,251	44.28%	1,119,388	45.63%
Debt-type financial products[2]	243,817	9.39%	131,880	5.38%
Other fixed-maturity investments[3]	161,686	6.23%	130,532	5.32%
Equity investments	496,367	19.13%	421,383	17.17%
Common stocks	201,004	7.74%	140,166	5.71%
Funds[4]	137,499	5.30%	119,973	4.89%
Bank wealth management products	75,614	2.91%	81,854	3.34%
Other equity investments[5]	82,250	3.18%	79,390	3.23%
Investment properties	1,372	0.05%	1,191	0.05%
Cash and others[6]	69,101	2.66%	110,584	4.51%

Total	2,595,480	100.00%	2,453,283	100.00%

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.

2.

Debt-type financial products include debt investment plans, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

3.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, bank wealth management products, and interbank deposits, etc.

[3]

Comprehensive investment yield = {[(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period) /2)]/181}x365

Commission File Number 001-31914

4.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2017 and 31 December 2016 were RMB8,584 million and RMB13,609 million, respectively.

5.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans, and specialized asset management plans, etc.

6.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell.

In the first half of 2017, by seizing the opportunity of interest rate hike, the Company increased its allocation in fixed income assets and increased moderately in equity investments. Among the major types of investments, the percentage of investment in bonds changed to 44.28% from 45.63% as at the end of 2016, the percentage of term deposits changed to 18.26% from 21.94% as at the end of 2016, the percentage of investment in stocks and funds (excluding money market funds) increased to 12.71% from 10.05% as at the end of 2016, and the percentage of investment in debt-type financial products increased to 9.39% from 5.38% as at the end of 2016.

2.	Investment Income

	RMB million

	January to June 2017	January to June 2016[1]

Net investment income[2]	57,732	54,584
+Net realized gains on financial assets	(4,347)	2,523
+Net fair value gains through profit or loss	3,278	(6,266)
Gross investment income[3]	56,663	50,841
+Net share of profit of associates and joint ventures	3,665	1,606
Gross investment income including net share of profit of associates and joint ventures[4]	60,328	52,447
Net investment yield[5]	4.71%	4.71%
Gross investment yield[6]	4.62%	4.38%
Gross investment yield including net share of profit of associates and joint ventures[7]	4.69%	4.42%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.

2.

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, and net income from investment properties, etc.

Commission File Number 001-31914

3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss

4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures

5.

Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365

6.

Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365

7.

Gross investment yield including net share of profit of associates and joint ventures = {[(Gross investment income + Net share of profit of associates and joint ventures – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181}×365

The balances of the Company’s fixed income investment and equity investment increased along with the continuous expansion of its investment scale. In the first half of 2017, the interest income from investment portfolios grew steadily, the spread income decreased, the fair value gains/(losses) through profit or loss increased, and the gross investment income increased by 11.5% from the corresponding period of 2016. During the Reporting Period, the Company’s net investment income was RMB57,732 million, an increase of RMB3,148 million from the corresponding period of 2016, and the net investment yield was 4.71%, remaining the same level as the corresponding period of 2016. The gross investment income was RMB56,663 million, an increase of RMB5,822 million from the corresponding period of 2016, and the gross investment yield was 4.62%, an increase of 0.24 percentage point from the corresponding period of 2016. The gross investment yield including net share of profit of associates and joint ventures was 4.69%, an increase of 0.27 percentage point from the corresponding period of 2016. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 4.58%, an increase of 3.05 percentage points from the corresponding period of 2016.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

Commission File Number 001-31914

(IV)	Operational Support and Customer Services

With adherence to the “customer-oriented” operating concept, the Company has consistently pushed forward the product diversification strategy and made greater efforts in developing protection-oriented products so as to meet multifarious demands of customers. The Company has accelerated the development of the “New Generation System”, achieved the platform development layout, sped up the application of mobile internet and artificial intelligence, upgraded and promoted two mobile internet platforms, namely, “China Life E-Bao” and “China Life E-Store”, and launched over a hundred of application products in relation to sales, services, operation and management. With the application of products supported by the “New Generation System”, the customers’ experience will be improved in a practical manner, which will effectively support the transformation of the Company’s operation and management model. As a “home” to customers, “China Life E-Bao” has not only provided services in relation to enquiries into insurance policies, application for services and purchase of products, but also launched health-related services. “China Life E-Store”, as a “home” to agents, has provided resources including not only products, services and activities, but also resources for agents’ management and self-development. As at 30 June 2017, mobile claims settlement accounted for nearly one quarter of the total number of the claims, and the Company operated an overall automatic processing of claims settlement for low-risk cases without manual intervention. The Company also enhanced the service capability and operating efficiency of the “95519” Call Center and expanded the form of its services to facilitate an integration of online and offline services. In addition, the Company, as the sole insurance company in the industry, participated in the offsite settlement and reimbursement for medical services across provinces under the New Village Cooperative Medical Scheme launched by the National Health and Family Planning Commission for the support of people’s welfare projects by aid of the internet.

The Company closely tapped the demands of customers in great depth and strived to build a customer service ecosphere. During the Reporting Period, the Company held over 6,950 activities in total (such as the 11th “Hand-in-Hand” series of customer service activities, the 7th “Little Painters of China Life”, the first annual conference and related activities for China Life “Run for 700”, and the “China Life Lectures from Gurus”), which helped to maintain a good interaction with customers. Meanwhile, the Company continuously increased the scope of the global emergency assistance services and VIP services in order to satisfy the demands of customers for multi-layer and personalized services.

Commission File Number 001-31914

(V)	Internal Control and Risk Management

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries and commissions including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. Based on the requirements of the CIRC with respect to the China Risk Oriented Solvency System (C-ROSS) as well as the requirements in the “Solvency Aligned Risk Management Requirements and Assessment” (“SARMRA”) conducted by the CIRC in 2016, the Company actively pushed forward the establishment of a solvency risk management system, reinforced the mechanism of formation, transmission and application of the risk preference system, and implemented key risk monitoring and risk pre-warning classification management, in order to constantly enhance its ability of solvency risk management. Based on the spirit of the “1+4”4 risk prevention and control documents released by the CIRC this year, the Company determined four major tasks, namely, risk prevention and control, rectification of irregular practices, remedying deficiencies, and transformation and upgrade, conducted self-investigations and rectifications in a practical manner, and improved its precaution capability in key risk areas, such as sales management and asset management, so as to ensure the healthy and continuous development of the Company.

In order to actively adapt to the new developments of external regulatory environment, the Company established a sound compliance management system, clearly defined the responsibilities of compliance management, built up a well-developed compliance management regime, promoted the establishment of compliance culture with great efforts, and actively prevented against and dissolved compliance risks. The Company also actively exerted the functions of internal audit supervision, and organized and conducted audits such as economic responsibility audit on managers, anti-money laundering audit, and audit on transactions with related parties, etc. Meanwhile, the Company complied with the “Standard Regulations on the Internal Audit of Insurance Institutions”, further improved its audit system, and strengthened the establishment of audit task force, which fully exerted the functions of internal audit and facilitated the standardized management and compliance operation of the Company.

[4]

The CIRC has recently released the “1+4” series of documents. “1” stands for the “Circular of the CIRC on Further Strengthening Insurance Regulation and Maintaining the Stable and Healthy Development of the Insurance Industry”, which presents the overall concept of the current regulatory work; “4” stands for four finalized documents, namely, the “Circular of the CIRC on Further Strengthening Risk Prevention and Control for the Insurance Industry”, the “Circular of the CIRC on Strengthening Insurance Regulation, Clamping Down on Illegalities and Violations and Governing Irregular Practices in the Market”, the “Circular of the CIRC on Remedying Regulatory Deficiencies and Establishing a Stringent and Effective Insurance Regulatory System”, and the “Guiding Opinions of the CIRC on Supporting the Development of Real Economy by the Insurance Industry”.

Commission File Number 001-31914

II	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED FINANCIAL STATEMENTS

(I)	Analysis of Major Items of Consolidated Statement of Comprehensive Income

1.	Revenues

				RMB million

	January to June 2017	January to June 2016	Change	Main Reasons for Change

Net premiums earned	336,270	284,242	18.3%	–

Life insurance business	300,516	253,792	18.4%	Rapid growth in renewal premiums and first- year regular premiums

Health insurance business	28,715	23,614	21.6%	Rapid growth in protection-oriented businesses

Accident insurance business	7,039	6,836	3.0%	–

Investment income*	57,701	54,542	5.8%	Please refer to the table below

Net realised gains on financial assets	(4,347)	2,523	N/A	A decrease in spread income of stocks and funds in available-for-sale securities

Net fair value gains through profit or loss	3,278	(6,266)	N/A	An increase in fair value of stocks in securities at fair value through profit or loss

Other income	3,263	2,696	21.0%	An increase in agency service fees paid by China Life Property and Casualty Insurance Company Limited

Commission File Number 001-31914

*	Investment Income

	RMB million
	January to June 2017	January to June 2016	Change	Main Reasons for Change
Investment income from securities at fair value through profit or loss	2,307	2,856	-19.2%	A decrease in interest income resulting from the reducing scale of commercial papers in bonds at fair value through profit or loss

Investment income from available-for-sale securities	20,738	18,603	11.5%	An increase in dividend income from available- for-sale equity investment

Investment income from held-to-maturity securities	14,832	12,073	22.9%	An increase in interest income resulting from the growth of allocation in financial bonds

Investment income from bank deposits	12,786	14,352	-10.9%	A decrease in interest income resulting from the reducing scale of negotiated deposits

Investment income from loans	6,573	6,015	9.3%	An increase in interest income from loans due to the growing scale of trust schemes

Other investment income	465	643	-27.7%	A decrease in the scale of securities purchased under agreements to resell

Total	57,701	54,542	5.8%	/

Commission File Number 001-31914

2.	Benefits, Claims and Expenses

				RMB million
	January to June 2017	January to June 2016	Change	Main Reasons for Change
Insurance benefits and claims expenses	315,338	269,640	16.9%	–

Life insurance business	289,234	247,052	17.1%	An increase in surrender payments and the change of liabilities of life insurance contracts

Health insurance business	23,126	19,741	17.1%	An increase in the scale of health insurance business

Accident insurance business	2,978	2,847	4.6%	Fluctuation in claims expenses of certain businesses

Investment contract benefits	4,015	2,415	66.3%	An increase in the investment contract business

Policyholder dividends resulting from participation in profits	8,076	5,668	42.5%	An increase in investment yield from participating accounts

Underwriting and policy acquisition costs	36,814	30,056	22.5%	An increase in underwriting costs for the regular premium business resulting from the business growth of the Company and the optimization of its business structure

Finance costs	2,507	2,305	8.8%	An increase in interest paid for securities sold under agreements to repurchase

Administrative expenses	13,448	12,848	4.7%	Due to the growth of the business

Other expenses	3,010	2,532	18.9%	Foreign exchange losses resulting from the change of foreign exchange rates applicable to the currency for foreign assets and liabilities

Statutory insurance fund contribution	693	651	6.5%	Due to the growth of the insurance business

Commission File Number 001-31914

3.	Profit before Income Tax

				RMB million
	January to June 2017	January to June 2016	Change	Main Reasons for Change
Profit before income tax	15,929	13,228	20.4%	–

Life insurance business	9,030	10,131	-10.9%	Impact of the update on the discount rate assumption for reserves of traditional insurance contracts

Health insurance business	1,739	599	190.3%	Optimization of structure of the health insurance business

Accident insurance business	720	252	185.7%	Improvement in the quality of the accident insurance business

Other businesses	4,440	2,246	97.7%	Affected by an increase in net share of profit of associates and joint ventures

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB3,437 million, a year- on-year increase of 33.2%. This was primarily due to the combined impact of the taxable income and deferred income tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB12,242 million, a year-on-year increase of 17.8%. This was primarily due to the combined impact of an increase in gross investment income, the optimization of business structure, and the impact of the update on the discount rate assumption for reserves of traditional insurance contracts.

Commission File Number 001-31914

(II)	Analysis of Major Items of the Consolidated Statement of Financial Position

1.	Major Assets

	RMB million

	As at 30 June 2017	As at 31 December 2016	Change	Main Reasons for Change

Investment assets	2,595,480	2,453,283	5.8%	–

Term deposits	473,886	538,325	-12.0%	A decrease in the scale of negotiated deposits

Held-to-maturity securities	688,825	594,730	15.8%	An increase in the allocation of financial bonds

Available-for-sale securities	891,194	766,423	16.3%	An increase in the scale of stocks and funds in available-for-sale securities

Securities at fair value through profit or loss	137,424	209,124	-34.3%	A decrease in the scale of commercial papers in bonds at fair value through profit of loss

Securities purchased under agreements to resell	21,267	43,538	-51.2%	The needs for liquidity management

Cash and cash equivalents	47,834	67,046	-28.7%	The needs for liquidity management

Loans	327,345	226,573	44.5%	An increase in the allocation of trust schemes in loans

Statutory deposits – restricted	6,333	6,333	0.0%	–

Investment properties	1,372	1,191	15.2%	New investments in investment properties

Investments in associates and joint ventures	123,727	119,766	3.3%	An increase in the equity interest in associates and new investments in joint ventures

Commission File Number 001-31914

2.	Major Liabilities

	RMB million

	As at 30 June 2017	As at 31 December 2016	Change	Main Reasons for Change

Insurance contracts*	1,975,664	1,847,986	6.9%	The accumulation of insurance liabilities from new insurance business and renewal business

Investment contracts	227,290	195,706	16.1%	An increase in the scale of product accounts in certain investment contracts

Securities sold under agreements to repurchase	148,591	81,088	83.2%	The needs for liquidity management

Policyholder dividends payable	83,000	87,725	-5.4%	Dividends paid to policyholders

Annuity and other insurance balances payable	43,470	39,038	11.4%	An increase in maturities payable

Interest-bearing loans and other borrowings Note	16,137	16,170	-0.2%	Affected by the change of foreign exchange rates

Bonds payable	10,000	37,998	-73.7%	Redemption of certain subordinated term debts

Deferred tax liabilities	9,426	7,768	21.3%	An increase in the fair value of securities at fair value through profit or loss

Note:

Interest-bearing loans and other borrowings of the Company include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019 and a three-month bank loan of EUR100 million with a maturity date on 9 September 2017. All of the above are fixed rate loans.

Commission File Number 001-31914

*	Insurance Contracts

	RMB million

	As at 30 June 2017	As at 31 December 2016

Life insurance	1,869,686	1,762,363
Health insurance	97,339	77,837
Accident insurance	8,639	7,786

Total of insurance contracts	1,975,664	1,847,986

Including: residual marginNote	576,088	515,374

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB308,595 million, a 1.6% increase from the end of 2016. This was primarily due to the combined impact of total comprehensive income and profit distribution during the Reporting Period.

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB47,834 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB473,886 million.

Commission File Number 001-31914

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

	RMB million

	January to June 2017	January to June 2016	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	142,892	(13,180)	N/A	A change of the scale of securities at fair value through profit or loss

Net cash inflow/(outflow) from investing activities	(196,494)	9,018	N/A	The needs for the adjustment of investment asset structure

Net cash inflow/(outflow) from financing activities	34,496	113	30,427.4%	An increase in the scale of securities sold under agreements to repurchase

Foreign currency gains/(losses) on cash and cash equivalents	(106)	54	N/A	–

Net increase/(decrease) in cash and cash equivalents	(19,212)	(3,995)	380.9%	/

Commission File Number 001-31914

III	SOLVENCY RATIO

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 30 June 2017 (unaudited)	As at 31 December 2016
Core capital	685,716	639,396
Actual capital	696,022	677,768
Minimum capital	248,672	228,080
Core solvency ratio	275.75%	280.34%
Comprehensive solvency ratio	279.90%	297.16%

Note:   The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

The decrease in the Company’s solvency ratio from the end of 2016 was mainly due to the impact of the redemption of subordinated debts, business development and dividends paid to shareholders in the first half of the year.

Commission File Number 001-31914

FUTURE PROSPECT AND RISK ANALYSIS

Looking into the second half of 2017, the Company will consistently strengthen its analysis of macro- economic trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

1.	Risks relating to macro trends

In the first half of 2017, the global economy recovered moderately but the deep impact of the international financial crisis has not been fully dispelled. The extent and sustainability of the economic recovery remain to be seen. Looking into the domestic market, the Chinese economy was at the critical stage for transformation and upgrade, and the structural conflicts still existed. It is generally believed that the macro-economic development will be stable with good momentum for growth. However, the great downward pressure on the economy will still exist. In the meanwhile, the Chinese economy has become highly globalized, and there may be a possibility that the effect of external macro-economic policies and the systemic risk will be transferred to the internal market. Changes in international and domestic markets may affect the insurance industry through multiple channels such as the real economy, financial markets and consumer demands, which may in turn affect the underwriting business and asset management of the Company in various aspects.

2.	Risks relating to business

In recent years, the domestic financial system has seen a rapid expansion with new financial development modes, products and markets emerging from time to time, which makes the risks relating to the financial business increasingly concealed and contagious. The types of business risks that the Company encounters will increase, and will be extended to include diversified financial risks. Since April 2017, the CIRC has intensively rolled out various regulatory policies to adopt governance measures in respect of nine risks and eight irregular practices. In long term, the “stringent regulation” will create a favourable environment for the healthy development of the industry; in short term, the Company will be under greater pressure for meeting the requirements for transformation and compliance. As affected by the regulatory policies and other factors, the Company is under pressure in maintaining rapid business growth, and may face more uncertainties and complexities. Due to factors such as investment income and the cost of liabilities, there may be higher possibility of fluctuation in the Company’s profits. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which may have an impact on the Company’s profitability.

Commission File Number 001-31914

3.	Risks relating to investments

In the event that the domestic and international economies do not develop as expected, the volatility of financial markets may become greater and the market risk relating to investment portfolios and credit risk may rise. If the interest rate drops back to a low level and maintains the same in a long run, there will be greater pressure for asset allocation. In the meantime, the Company may develop new investment channels, utilize new investment vehicles or appoint new investment managers, which may expose the Company to new risks. All of the above factors may affect the Company’s investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may give rise to the risk of exchange gains and losses arising from exchange rate movements.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and general new investment needs in 2017. At the same time, if there is any further capital demand, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

In the second half of 2017, the Company will maintain its strategic consistency and tactical flexibility to push forward the sustainable development of the Company in long term. With adherence to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, the Company will bring into play its long-standing advantages, such as strong brand influence, extensive coverage of its sales network, rich customer resources and solid foundation of compliance, with a view to achieving the goal of “making progress, expanding new business and moving in a positive direction while maintaining stability”. In the meanwhile, the Company will adapt to new changes in economic development and regulatory development and adhere to the original role of insurance protection. The Company will also push forward the transformation of “customer-oriented” business management model to strengthen its hard power in a practical manner, thus striving to gain the first-mover advantages in a new round of market landscape adjustments and laying a solid foundation for the development of the Company in 2018 or even in mid and long term. Given the above mentioned risk factors, the Company will firmly adhere to its established development strategy, and fine-tune its business development objectives in accordance with market trends to an appropriate degree, so as to efficiently respond to challenges from market competition and changes in the external environment.

Commission File Number 001-31914

INTERIM RESULTS5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2017

		Unaudited
		For the six months ended 30 June
		2017	2016
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		345,967	292,461
Less: premiums ceded to reinsurers		(1,762)	(730)

Net written premiums		344,205	291,731
Net change in unearned premium reserves		(7,935)	(7,489)

Net premiums earned		336,270	284,242

Investment income	1	57,701	54,542
Net realised gains on financial assets	2	(4,347)	2,523
Net fair value gains through profit or loss	3	3,278	(6,266)
Other income		3,263	2,696

Total revenues		396,165	337,737

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(183,214)	(157,425)
Accident and health claims and claim adjustment expenses		(13,221)	(12,454)
Increase in insurance contract liabilities		(118,903)	(99,761)
Investment contract benefits		(4,015)	(2,415)
Policyholder dividends resulting from participation in profits		(8,076)	(5,668)
Underwriting and policy acquisition costs		(36,814)	(30,056)
Finance costs		(2,507)	(2,305)
Administrative expenses		(13,448)	(12,848)
Other expenses		(3,010)	(2,532)
Statutory insurance fund contribution		(693)	(651)

Total benefits, claims and expenses		(383,901)	(326,115)

[5]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2017

		Unaudited For the six months ended 30 June
		2017	2016
	Notes	RMB million	RMB million

Share of profit of associates and joint ventures, net		3,665	1,606

Profit before income tax	4	15,929	13,228
Income tax	5	(3,437)	(2,581)

Net profit		12,492	10,647

Attributable to:
– Equity holders of the Company		12,242	10,395
– Non-controlling interests		250	252

Basic and diluted earnings per share	6	RMB0.43	RMB0.36

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(4,838)	(30,210)

Amount transferred to net profit from other comprehensive income		4,347	(2,523)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		196	9,643
Share of other comprehensive income of associates and joint ventures under the equity method		44	(580)
Exchange differences on translating foreign operations		(212)	6
Income tax relating to components of other comprehensive income		75	5,767

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(388)	(17,897)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		–	–

Other comprehensive income for the period, net of tax		(388)	(17,897)

Total comprehensive income for the period, net of tax		12,104	(7,250)

Attributable to:
– Equity holders of the Company		11,867	(7,488)
– Non-controlling interests		237	238

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2017	2016

	RMB million	RMB million
Debt securities
– held-to-maturity securities	14,832	12,073
– available-for-sale securities	9,404	8,781
– at fair value through profit or loss	1,829	2,566
Equity securities
– available-for-sale securities	11,334	9,822
– at fair value through profit or loss	478	290
Bank deposits	12,786	14,352
Loans	6,573	6,015
Securities purchased under agreements to resell	465	607
Others	–	36

Total	57,701	54,542

For the six months ended 30 June 2017, the interest income included in investment income was RMB45,889 million (for the six months ended 30 June 2016: RMB44,430 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2017	2016

	RMB million	RMB million
Debt securities
Realised gains	15	37
Impairment	–	(11)

Subtotal	15	26

Equity securities
Realised gains	(2,675)	3,455
Impairment	(1,687)	(958)

Subtotal	(4,362)	2,497

Total	(4,347)	2,523

Net realised gains on financial assets were generated from available-for-sale securities.

Commission File Number 001-31914

During the six months ended 30 June 2017, the Group recognised impairment of RMB280 million (for the six months ended 30 June 2016: RMB599 million) of available-for-sale funds, impairment of RMB1,407 million (for the six months ended 30 June 2016: RMB359 million) of available-for-sale common stocks and no impairment (for the six months ended 30 June 2016: RMB11 million) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2017	2016

	RMB million	RMB million
Debt securities	(274)	(207)
Equity securities	3,857	(6,420)
Stock appreciation rights	(178)	367
Financial liabilities at fair value through profit or loss	(127)	(6)

Total	3,278	(6,266)

4	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2017	2016

	RMB million	RMB million
Employee salaries and welfare cost	6,335	5,790
Housing benefits	432	401
Contribution to the defined contribution pension plan	950	858
Depreciation and amortisation	1,092	1,036
Foreign exchange losses/(gains)	42	(404)

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)    The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2017	2016

	RMB million	RMB million
Current taxation – enterprise income tax	1,704	2,272
Deferred taxation	1,733	309

Taxation charges	3,437	2,581

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2016: 25%) is as follows:

	For the six months ended 30 June
	2017	2016

	RMB million	RMB million

Profit before income tax	15,929	13,228

Tax computed at the statutory tax rate	3,982	3,307
Non-taxable income (i)	(3,079)	(2,255)
Expenses not deductible for tax purposes (i)	2,509	1,559
Unused tax losses	–	15
Tax losses utilised from previous periods	(15)	(13)
Others	40	(32)

Income tax at the effective tax rate	3,437	2,581

(i)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)

As at 30 June 2017 and 30 June 2016, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total

	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million

As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit	(709)	828	(428)	(309)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	–	8,183	–	8,183
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(2,411)	–	–	(2,411)
– Others	–	(5)	–	(5)

As at 30 June 2016	(4,571)	(7,680)	756	(11,495)

As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit	(356)	(862)	(515)	(1,733)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	–	121	–	121
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(49)	–	–	(49)
– Others	–	3	–	3

As at 30 June 2017	(6,813)	(3,713)	1,100	(9,426)

Commission File Number 001-31914

(i)

The deferred tax liabilities arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of the International Financial Reporting Standards in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

(d)	An analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2017	As at 31 December 2016

	RMB million	RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	2,719	3,024
– deferred tax assets to be recovered within 12 months	3,044	3,626

Subtotal	5,763	6,650

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,144)	(13,037)
– deferred tax liabilities to be settled within 12 months	(2,045)	(1,381)

Subtotal	(15,189)	(14,418)

Net deferred tax liabilities	(9,426)	(7,768)

6	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2017 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2016: 28,264,705,000 ordinary shares).

7	DIVIDENDS

A dividend in respect of 2016 of RMB0.24 (inclusive of tax) per ordinary share, totalling RMB6,784 million, was approved at the Annual General Meeting on 31 May 2017.

In June 2017, a distribution of RMB194 million (inclusive of tax) was paid to the holders of Core Tier 2 Capital Securities with the approval of the management according to the authorization by the Board of Directors.

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2017

	Unaudited As at 30 June 2017	Audited As at 31 December 2016

	RMB million	RMB million
ASSETS Property, plant and equipment	38,269	30,389
Investment properties	1,372	1,191
Investments in associates and joint ventures	123,727	119,766
Held-to-maturity securities	688,825	594,730
Loans	327,345	226,573
Term deposits	473,886	538,325
Statutory deposits – restricted	6,333	6,333
Available-for-sale securities	891,194	766,423
Securities at fair value through profit or loss	137,424	209,124
Securities purchased under agreements to resell	21,267	43,538
Accrued investment income	52,070	55,945
Premiums receivable	30,767	13,421
Reinsurance assets	2,736	2,134
Other assets	32,043	22,013
Cash and cash equivalents	47,834	67,046

Total assets	2,875,092	2,696,951

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2017

	Unaudited As at 30 June 2017	Audited As at 31 December 2016
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,975,664	1,847,986
Investment contracts	227,290	195,706
Policyholder dividends payable	83,000	87,725
Interest-bearing loans and borrowings	16,137	16,170
Bonds payable	10,000	37,998
Financial liabilities at fair value through profit or loss	1,254	2,031
Securities sold under agreements to repurchase	148,591	81,088
Annuity and other insurance balances payable	43,470	39,038
Premiums received in advance	2,871	35,252
Other liabilities	43,532	36,836
Deferred tax liabilities	9,426	7,768
Current income tax liabilities	703	1,214
Statutory insurance fund	430	491

Total liabilities	2,562,368	2,389,303

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	146,708	145,007
Retained earnings	125,831	122,558

Attributable to equity holders of the Company	308,595	303,621

Non-controlling interests	4,129	4,027

Total equity	312,724	307,648

Total liabilities and equity	2,875,092	2,696,951

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2017

	Unaudited
	Attributable to equity holders of the Company				Non-controlling
	Share capital	Other equity instruments	Reserves	Retained earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214

Net profit	–	–	–	10,395	252	10,647
Other comprehensive income	–	–	(17,883)	–	(14)	(17,897)

Total comprehensive income	–	–	(17,883)	10,395	238	(7,250)

Transactions with owners
Appropriation to reserves	–	–	3,507	(3,507)	–	–
Dividends paid	–	–	–	(12,060)	–	(12,060)
Dividends to non-controlling interests	–	–	–	–	(151)	(151)
Others	–	–	4	–	–	4

Total transactions with owners	–	–	3,511	(15,567)	(151)	(12,207)

As at 30 June 2016	28,265	7,791	149,009	117,883	3,809	306,757

As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648

Net profit	–	–	–	12,242	250	12,492
Other comprehensive income	–	–	(375)	–	(13)	(388)

Total comprehensive income	–	–	(375)	12,242	237	12,104

Transactions with owners
Appropriation to reserves	–	–	1,991	(1,991)	–	–
Dividends paid (Note 7)	–	–	–	(6,978)	–	(6,978)
Dividends to non-controlling interests	–	–	–	–	(135)	(135)
Others	–	–	85	–	–	85

Total transactions with owners	–	–	2,076	(8,969)	(135)	(7,028)

As at 30 June 2017	28,265	7,791	146,708	125,831	4,129	312,724

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2017

	Unaudited For the six months ended 30 June
	2017	2016

	RMB million	RMB million

Net cash inflow/(outflow) from operating activities	142,892	(13,180)

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	237,359	218,362
Purchases	(575,933)	(263,965)
Investments in associates and joint ventures	(1,109)	(3,075)
Decrease/(increase) in term deposits, net Decrease/(increase) in securities purchased under agreements to resell, net	65,062 21,899	57,300 (48,133)
Interest received	50,157	41,006
Dividends received	10,535	9,837
Decrease/(increase) in policy loans, net	(4,464)	(2,314)

Net cash inflow/(outflow) from investing activities	(196,494)	9,018

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	67,510	10,835
Interest paid	(2,723)	(1,918)
Dividends paid to equity holders of the Company	(5,192)	(8,935)
Dividends paid to non-controlling interests	(135)	(151)
Cash received from borrowings	149	–
Capital injected into subsidiaries by non-controlling interests	3,637	282
Cash repaid to lenders	(28,000)	–
Cash paid related to other financing activities	(750)	–

Net cash inflow/(outflow) from financing activities	34,496	113

Foreign currency gains/(losses) on cash and cash equivalents	(106)	54

Net increase/(decrease) in cash and cash equivalents	(19,212)	(3,995)

Cash and cash equivalents Beginning of period	67,046	76,096

End of period	47,834	72,101

Analysis of balances of cash and cash equivalents
Cash at banks and on hand	46,543	71,819
Short-term bank deposits	1,291	282

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

The life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

The health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

The accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with China Life Insurance (Group) Company, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of the respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

Commission File Number 001-31914

	For the six months ended 30 June 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	300,859	37,324	7,784	–	–	345,967
– Term life	1,786	–	–	–	–
– Whole life	16,285	–	–	–	–
– Endowment	140,126	–	–	–	–
– Annuity	142,662	–	–	–	–
Net premiums earned	300,516	28,715	7,039	–	–	336,270
Investment income	54,362	2,471	221	647	–	57,701
Net realised gains on financial assets	(4,137)	(188)	(17)	(5)	–	(4,347)
Net fair value gains through profit or loss	2,903	132	12	231	–	3,278
Other income	606	32	–	3,191	(566)	3,263
Including: inter-segment revenue	–	–	–	566	(566)	–

Segment revenues	354,250	31,162	7,255	4,064	(566)	396,165

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(182,077)	(1,126)	(11)	–	–	(183,214)
Accident and health claims and claim adjustment expenses	–	(10,360)	(2,861)	–	–	(13,221)
Increase in insurance contract liabilities	(107,157)	(11,640)	(106)	–	–	(118,903)
Investment contract benefits	(4,014)	(1)	–	–	–	(4,015)
Policyholder dividends resulting from participation in profits	(8,027)	(49)	–	–	–	(8,076)
Underwriting and policy acquisition costs	(29,120)	(4,271)	(2,189)	(1,234)	–	(36,814)
Finance costs	(2,190)	(100)	(9)	(208)	–	(2,507)
Administrative expenses	(9,444)	(1,627)	(1,222)	(1,155)	–	(13,448)
Other expenses	(2,660)	(157)	(67)	(692)	566	(3,010)
Including: inter-segment expenses	(540)	(24)	(2)	–	566	–
Statutory insurance fund contribution	(531)	(92)	(70)	–	–	(693)

Segment benefits, claims and expenses	(345,220)	(29,423)	(6,535)	(3,289)	566	(383,901)

Share of profit of associates and joint ventures, net	–	–	–	3,665	–	3,665

Segment results	9,030	1,739	720	4,440	–	15,929

Income tax						(3,437)

Net profit						12,492

Attributable to
– Equity holders of the Company						12,242
– Non-controlling interests						250
Other comprehensive income attributable to equity holders of the Company	(1,362)	(62)	(6)	1,055	–	(375)
Depreciation and amortisation	782	135	103	72	–	1,092

Commission File Number 001-31914

	For the six months ended 30 June 2016
	Life	Health	Accident	Others	Elimination	Total
			RMB million
Revenues
Gross written premiums	253,904	30,782	7,775	–	–	292,461
– Term life	1,655	–	–	–	–
– Whole life	12,722	–	–	–	–
– Endowment	122,408	–	–	–	–
– Annuity	117,119	–	–	–	–
Net premiums earned	253,792	23,614	6,836	–	–	284,242
Investment income	51,912	1,961	204	465	–	54,542
Net realised gains on financial assets	2,439	92	10	(18)	–	2,523
Net fair value gains through profit or loss	(5,913)	(223)	(23)	(107)	–	(6,266)
Other income	431	23	–	2,773	(531)	2,696
Including: inter-segment revenue	–	–	–	531	(531)	–

Segment revenues	302,661	25,467	7,027	3,113	(531)	337,737

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(156,479)	(934)	(12)	–	–	(157,425)
Accident and health claims and claim adjustment expenses	–	(9,713)	(2,741)	–	–	(12,454)
Increase in insurance contract liabilities	(90,573)	(9,094)	(94)	–	–	(99,761)
Investment contract benefits	(2,415)	–	–	–	–	(2,415)
Policyholder dividends resulting from participation in profits	(5,627)	(41)	–	–	–	(5,668)
Underwriting and policy acquisition costs	(24,144)	(2,984)	(2,029)	(899)	–	(30,056)
Finance costs	(2,157)	(81)	(8)	(59)	–	(2,305)
Administrative expenses	(8,508)	(1,796)	(1,452)	(1,092)	–	(12,848)
Other expenses	(2,149)	(135)	(356)	(423)	531	(2,532)
Including: inter-segment expenses	(510)	(19)	(2)	–	531	–

Statutory insurance fund contribution	(478)	(90)	(83)	–	–	(651)

Segment benefits, claims and expenses	(292,530)	(24,868)	(6,775)	(2,473)	531	(326,115)

Share of profit of associates and joint ventures, net	–	–	–	1,606	–	1,606

Segment results	10,131	599	252	2,246	–	13,228

Income tax						(2,581)

Net profit						10,647

Attributable to
– Equity holders of the Company						10,395
– Non-controlling interests						252
Other comprehensive income attributable to equity holders of the Company	(16,373)	(618)	(64)	(828)	–	(17,883)
Depreciation and amortisation	705	134	122	75	–	1,036

Commission File Number 001-31914

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2017 and the corresponding results as at 31 December 2016 are shown below:

Table 1 Components of Embedded Value		RMB million

ITEM	30 June 2017	31 December 2016

A Adjusted Net Worth	359,231	349,528
B Value of In-Force Business before Cost of Required Capital	373,919	332,317
C Cost of Required Capital	(35,630)	(29,787)
D Value of In-Force Business after Cost of Required Capital (B + C)	338,288	302,530
E Embedded Value (A + D)	697,520	652,057

Note:	Numbers may not be additive due to rounding.

The value of half year’s sales for the six months ended 30 June 2017 and for the corresponding period of last year:

Table 2 Components of Value of Half Year’s Sales		RMB million

ITEM	30 June 2017	30 June 2016

A Value of Half Year’s Sales before Cost of Required Capital	40,233	32,006
B Cost of Required Capital	(3,338)	(3,985)
C Value of Half Year’s Sales after Cost of Required Capital (A + B)	36,895	28,021

Commission File Number 001-31914

Value of Half Year’s Sales by Channel

The value of half year’s sales for the six months ended 30 June 2017 by channel is shown below:

Table 3 Value of Half Year’s Sales by Channel		RMB million

Channel	30 June 2017	30 June 2016

Exclusive Individual Agent Channel	33,661	25,927
Bancassurance Channel	2,966	1,900
Group Insurance Channel	268	194
Total	36,895	28,021

The new business margin of half year’s sales for the six months ended 30 June 2017 by channel is shown below:

Table 4

New Business Margin of Half Year’s Sales by Channel

Channel	By FYP		By APE
	30 June 2017	30 June 2016	30 June 2017	30 June 2016

Exclusive Individual Agent Channel	44.1%	39.0%	44.2%	39.1%
Bancassurance Channel	4.0%	2.4%	14.8%	10.1%
Group Insurance Channel	1.2%	0.9%	1.2%	0.9%

Note:

FYP (First Year Premium) is the first year premium for new business in calculating value of half year’s sales; APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Commission File Number 001-31914

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 5

Analysis of Embedded Value Movement in the First Half Year of 2017	RMB million

ITEM

A	Embedded Value at Start of Year	652,057
B	Expected Return on Embedded Value	24,559
C	Value of New Business in the Period	36,895
D	Operating Experience Variance	827
E	Investment Experience Variance	(2,824)
F	Methodology and Model Changes	(824)
G	Market Value and Other Adjustments	(7,594)
H	Exchange Gains or Losses	(178)
I	Shareholder Dividend Distribution and Capital Injection	(6,977)
J	Other	1,577
K	Embedded Value as at 30 June 2017 (sum A through J)	697,520

Notes: 1)	Numbers may not be additive due to rounding.
2)	Items B through J are explained below:
B	Reflects expected impact of covered business, and the expected return on investments supporting the 2017 opening net worth.
C	Value of half year’s sales for the six months ended 30 June 2017.
D	Reflects the difference between actual operating experience in the first half year of 2017 (including mortality, morbidity, lapse, and expenses, etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2017.
F	Reflects the effect of change of appraisal methodology and model enhancements.
G	Change in the market value adjustment from the beginning of year 2017 to 30 June 2017 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2017.
J	Other miscellaneous items.

Commission File Number 001-31914

Sensitivity Results

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 6 Sensitivity Results	RMB million

		Value of In-Force Business after Cost of Required Capital	Value of Half Year’s Sales after Cost of Required Capital

	Base case scenario	338,288	36,895
1.	Risk discount rate +50bps	323,456	35,165
2.	Risk discount rate -50bps	354,223	38,761
3.	Investment return +50bps	396,729	43,243
4.	Investment return -50bps	280,124	30,563
5.	10% increase in expenses	333,997	34,825
6.	10% decrease in expenses	342,580	38,966
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	335,932	36,507
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	340,641	37,285
9.	10% increase in lapse rates	337,536	36,126
10.	10% decrease in lapse rates	338,868	37,629
11.	10% increase in morbidity rates	333,591	36,230
12.	10% decrease in morbidity rates	343,028	37,560

		Value of Half Year’s Sales after Cost of Required Capital

Restatement of 2016 half year’s result		28,335

Note:	2016 half year’s result is recalculated in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” and using the same assumptions as at current valuation date.

Commission File Number 001-31914

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code” ) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules” ), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend of ordinary shares for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee, together with external auditors engaged by the Company, has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2017.

Commission File Number 001-31914

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China

24 August 2017